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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

National Semiconductor Corporation

(Name of Issuer)

Common Stock, $.50 par value

(Title of Class of Securities)

637640103

(Cusip Number)

Ralph V. Whitworth
Relational Investors, LLC
11975 El Camino Real, Suite 300
San Diego, CA 92130
(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637640103

1.	Name of Reporting Person: RELATIONAL INVESTORS, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 13,025,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 13,025,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,025,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.17%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 637640103

1.	Name of Reporting Person: RELATIONAL INVESTORS, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,794,935

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 5,794,935

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,794,935

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.19%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 637640103

1.	Name of Reporting Person: RELATIONAL FUND PARTNERS, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 115,170

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 115,170

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,170

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.06%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 637640103

1.	Name of Reporting Person: RELATIONAL COAST PARTNERS, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 190,102

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 190,102

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 190,102

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.10%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 637640103

1.	Name of Reporting Person: RELATIONAL PARTNERS, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 209,660

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 209,660

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 209,660

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.12%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 637640103

1.	Name of Reporting Person: RH FUND 1, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,706,412

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,706,412

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,706,412

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.94%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 637640103

1.	Name of Reporting Person: RH FUND 2, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,447,604

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,447,604

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,447,604

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.90%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 637640103

1.	Name of Reporting Person: RELATIONAL INVESTORS III, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 208,032

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 208,032

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 208,032

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.11%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 637640103

1.	Name of Reporting Person: RALPH V. WHITWORTH		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 13,025,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 13,025,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,025,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.17%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 637640103

1.	Name of Reporting Person: DAVID H. BATCHELDER		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 13,025,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 13,025,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,025,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.17%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 637640103

1.	Name of Reporting Person: JOEL L. REED		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 13,025,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 13,025,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,025,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.17%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 637640103

1.	Name of Reporting Person: JAMES J. ZEHENTBAUER		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 13,025,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 13,025,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,025,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.17%

14.	Type of Reporting Person (See Instructions): IN

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Statement”) relates to the common stock with $.50 par value (the “Shares”), of National Semiconductor Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2900 Semiconductor Drive, P.O. Box 58090, Santa Clara, CA 95052-8090.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement is being filed by and on behalf of Relational Investors, L.P. (“RILP”), Relational Fund Partners, L.P. (“RFP”), Relational Coast Partners, L.P. (“RCP”), Relational Partners, L.P. (“RP”), RH Fund 1, L.P. (“RH1”), RH Fund 2, L.P. (“RH2”) and Relational Investors III, L.P. (“RI III”). Each of RILP, RFP, RCP, RP, RH1, RH2 and RI III is a Delaware limited partnership. The principal business of each of RILP, RFP, RCP, RP, RH1, RH2 and RI III is investing in securities.

This Statement is also being filed by and on behalf of Relational Investors, LLC (“RILLC”), a Delaware limited liability company. The principal business of RILLC is being the sole general partner of RILP, RFP, RCP, RP, RH1 and RH2, and as the sole managing member of the general partner of RI III. RILP, RFP, RCP, RP, RH1, RH2, RI III and five accounts managed by RILLC are the beneficial owners of the securities covered by this Statement. Pursuant to the Limited Partnership Agreement of each of RILP, RFP, RCP, RP, RH1, RH2 and RI III and the investment management agreement for the accounts managed by RILLC, RILLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

This Statement is also being filed by and on behalf of Ralph V. Whitworth, David H. Batchelder, Joel L. Reed and James J. Zehentbauer. Messrs. Whitworth, Batchelder, Reed and Zehentbauer are the Principals of RILLC, in which capacity they share voting control and dispositive power over the securities covered by this Statement. Messrs. Whitworth, Batchelder, Reed and Zehentbauer, therefore, may be deemed to have shared indirect beneficial ownership of such securities. The present principal occupation of each of Messrs. Whitworth, Batchelder, and Zehentbauer is serving as Principals of RILLC. The present principal occupation of Mr. Reed is serving as Principal of Relational Advisors LLC (Messrs. Whitworth, Batchelder, Reed and Zehentbauer, together with RILP, RFP, RCP, RP, RH1, RH2, RI III and RILLC, hereinafter, the “Reporting Persons”).

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the Reporting Persons is 11975 El Camino Real, Suite 300, San Diego, CA 92130.

Messrs. Whitworth, Batchelder, Reed and Zehentbauer are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Three of the five accounts managed by RILLC purchased an aggregate of 51,507 Shares for a total consideration (including brokerage commissions) of $1,004,515.28 derived from capital in the managed accounts and margin borrowings from the client margin accounts at Credit Suisse First Boston Corporation (“CSFBC”). The other two accounts managed by RILLC purchased an aggregate of 1,301,578 Shares for a total consideration (including broker commissions) of $ 26,362,965.38 derived from the capital of the managed accounts.

RILP purchased an aggregate of 5,794,935 Shares for total consideration (including brokerage commissions) of $115,172,033.84 derived from the capital of RILP.

RFP purchased an aggregate of 115,170 Shares for total consideration (including brokerage commissions) of $ 2,234,377.54 derived from the capital of RFP and margin borrowings from a margin account at CSFBC.

RCP purchased an aggregate of 190,102 Shares for total consideration (including brokerage commissions) of $3,790,716.57 derived from the capital of RCP and margin borrowings from a margin account at CSFBC.

RP purchased an aggregate of 209,660 Shares for total consideration (including brokerage commissions) of $4,017,840.07 derived from the capital of RP and margin borrowings from a margin account at CSFBC.

RH1 purchased an aggregate of 1,706,412 Shares for total consideration (including brokerage commissions) of $33,396,628.58 derived from the capital of RH1 and margin borrowings from a margin account at CSFBC.

RH2 purchased an aggregate of 3,447,604 Shares for total consideration (including brokerage commissions) of $75,249,881.84 derived from the capital of RH2 and margin borrowings from a margin account at CSFBC.

RI III purchased an aggregate of 208,032 Shares for total consideration (including brokerage commissions) of $3,811,370.77 derived from the capital of RI III.

Interest on the margin debt balance of each of the margin accounts described above is charged at the then Federal Funds Rate plus 50 basis points. CSFBC has a lien on the Shares held by three of the five accounts managed by RILLC and those held by each of RFP, RCP, RP, RH1 and RH2 to secure repayment of the margin borrowings described above.

ITEM 4. PURPOSE OF THE TRANSACTION.

As of the date of this Statement, except as set forth below, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the Shares covered by this Statement because, in their opinion, such Shares are undervalued by the market at the present time. The Company’s share price has materially under-performed both the S&P 500 and Philadelphia Semiconductor Indices as well as the Company’s analog peer company group from January 1997 through January 2003.

A major factor that the Reporting Persons believe has historically contributed to the Shares’ under-valuation is the Company’s investment in non-performing initiatives. In particular, the Reporting Persons are concerned that the Company’s high-return analog lines are subsidizing unprofitable initiatives and that investment of cash flows in these non-performing initiatives will continue to penalize the Company’s Share performance. Specifically, the Reporting Persons believe that a timely rationalization of non-performing initiatives (including, but not limited to, the Information Appliance segment and cellular baseband businesses), as well as a more stringent focus on high-end, high-margin analog lines will materially improve the Company’s operating results.

The Reporting Persons are encouraged by the Company’s statement dated February 20, 2003 announcing a series of “strategic profit-improvement actions that are designed to accelerate the company’s return on investments and streamline its cost structure.” The Reporting Persons intend to closely monitor the Company’s performance and may modify their plans in the future. The Reporting Persons and their representatives and advisers intend to continue from time to time to discuss the Company and its business and management with members of the board of directors and management of the Company. In addition, the Reporting Persons and their representatives and advisers intend to communicate formally and informally with other shareholders, industry participants and other interested parties concerning the Company.

To propel the Company to take decisive action, the Reporting Persons may exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests. The Reporting Persons believe that stronger stewardship at the board of directors level is necessary; therefore, the Reporting Persons currently intend to nominate two nominees for election to the board of directors at the annual Shareholder’s Meeting of the Company in 2003 and to solicit proxies from Shareholders in support of the nominees’ election to the board of directors. The Reporting Persons may change this intention depending upon market conditions and the board’s responsiveness and the improvement of its stewardship.

The Reporting Persons may from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	As of the date of this Statement, the Reporting Persons beneficially own in the aggregate 13,025,000 Shares constituting 7.17% of the outstanding Shares (the percentage of Shares owned being based upon 181,681,544 Shares outstanding at November 24, 2002 as set forth in the Company’s Form 10-Q for the quarter ended November 24, 2002). The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	PERCENT OF OUTSTANDING SHARES

RILLC	1,353,085	0.74%
RILP	5,794,935	3.19%
RFP	115,170	0.06%
RCP	190,102	0.10%
RP	209,660	0.12%
RH1	1,706,412	0.94%
RH2	3,447,604	1.90%
RI III	208,032	0.11%

RILLC, in its capacity as an investment management consultant, may be deemed to possess direct beneficial ownership of the 13,025,000

Shares that are owned by accounts which it manages. Additionally, RILLC, as the sole general partner of each of RILP, RFP, RCP, RP, RH1 and RH2, and as the sole managing member of the general partner of RI III, may be deemed indirectly to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Shares of which any of RILP, RFP, RCP, RP, RH1, RH2 and RI III may be deemed to possess direct beneficial ownership. Each of Messrs. Whitworth, Batchelder, Reed and Zehentbauer, as Principals of RILLC, may be deemed to share beneficial ownership of the Shares which RILLC may beneficially own. Each of Messrs. Whitworth, Batchelder, Reed and Zehentbauer disclaims beneficial ownership of such Shares for all other purposes.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b)  RILP has the sole power to vote or direct the vote of 5,794,935 Shares and the sole power to dispose or direct the disposition of such Shares.

RFP has the sole power to vote or direct the vote of 115,170 Shares and the sole power to dispose or direct the disposition of such Shares.

RCP has the sole power to vote or direct the vote of 190,102 Shares and the sole power to dispose or direct the disposition of such Shares.

RP has the sole power to vote or direct the vote of 209,660 Shares and the sole power to dispose or direct the disposition of such Shares.

RH1 has the sole power to vote or direct the vote of 1,706,412 Shares and the sole power to dispose or direct the disposition of such Shares.

RH2 has the sole power to vote or direct the vote of 3,447,604 Shares and the sole power to dispose or direct the disposition of such Shares.

RI III has the sole power to vote or direct the vote of 208,032 Shares and the sole power to dispose or direct the disposition of such Shares.

RILLC has the sole power to vote or direct the vote of 1,353,085 Shares held by five accounts which it manages, and the sole power to dispose or direct the disposition of such Shares. In addition, RILLC, as sole general partner of RILP, RFP, RCP, RP, RH1 and RH2, and as the sole managing member of the general partner of RI III, may be deemed to have the sole power to vote or direct the vote of 11,671,915 Shares held by such Reporting Persons, and the sole power to dispose or direct the disposition of such Shares. Messrs. Batchelder, Whitworth, Reed and Zehentbauer, as the Principals of RILLC, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

(c)  Information concerning transactions in the Shares by the Reporting Persons during the past 60 days is set forth in Exhibit 1 filed with this Statement.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by the account managed by RILLC may be delivered to such account.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows: the respective partnership agreements of RILP, RFP, RCP, RP, RH1, RH2 and RI III each contain provisions whereby its general partner (i.e., RILLC) may, after certain adjustments, receive a percentage of realized or unrealized profits, if any, derived from that partnership’s investments.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following Exhibits are filed herewith:

1.	Information concerning transactions in the Shares affected by the Reporting Persons in the last 60 days.

2.	Customer Agreement with Credit Suisse First Boston Corporation.

3.	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: March 3, 2003

RELATIONAL INVESTORS, L.P.
RELATIONAL FUND PARTNERS, L.P.
RELATIONAL COAST PARTNERS, L.P.
RELATIONAL PARTNERS, L.P.
RH FUND 1, L.P.
RH FUND 2, L.P.
RELATIONAL INVESTORS III, L.P.

By: Relational Investors, LLC
as general partner to each, except as the sole managing member of the general partner of Relational Investors III, L.P.

By:	/s/ Ralph V. Whitworth

Ralph V. Whitworth Principal

RELATIONAL INVESTORS, LLC

By:	/s/ Ralph V. Whitworth

Ralph V. Whitworth Principal

/s/ Ralph V. Whitworth

Ralph V. Whitworth

/s/ David H. Batchelder

David H. Batchelder

/s/ Joel L. Reed

Joel L. Reed

/s/ James J. Zehentbauer

James J. Zehentbauer

EXHIBIT INDEX

Exhibit No.
Page No.	Description

1.	Information concerning transactions in the Shares effected by the Reporting Persons in the last 60 days.
2.	Customer Agreement with Credit Suisse First Boston Corporation
3.	Joint Filing Agreement.

Exhibit 1

TRANSACTIONS IN SHARES OF THE COMPANY
DURING THE PAST 60 DAYS

The Reporting Persons engaged in the following transactions in Shares of the Company during the past 60 days. All transactions involved purchases of Shares on the New York Stock Exchange, unless marked (T) in the second column to indicate a purchase in the Third Market.

	Denotes		Date of	Number of	Price per Share
Beneficial Ownership	Third Party		Transaction	Shares	(including comm.)
Relational Investors, L.P.			2/20/2003	78,573	$15.36
Relational Partners, L.P.			2/20/2003	3,116	$15.36
Relational Fund Partners, L.P.			2/20/2003	1,380	$15.36
Relational Coast Partners, L.P.			2/20/2003	2,407	$15.36
RH Fund 1, L.P.			2/20/2003	20,291	$15.36
RH Fund 2, L.P.			2/20/2003	75,835	$15.36
Relational Investors III, L.P.			2/20/2003	2,513	$15.36
Relational Investors LLC			2/20/2003	15,885	$15.39
Relational Investors, L.P.			2/21/2003	178,557	$15.46
Relational Investors, L.P.	(T	)	2/21/2003	410,740	$15.46
Relational Partners, L.P.			2/21/2003	7,081	$15.46
Relational Partners, L.P.	(T	)	2/21/2003	16,290	$15.46
Relational Fund Partners, L.P.			2/21/2003	3,137	$15.46
Relational Fund Partners, L.P.	(T	)	2/21/2003	7,216	$15.46
Relational Coast Partners, L.P.			2/21/2003	5,471	$15.46
Relational Coast Partners, L.P.	(T	)	2/21/2003	12,584	$15.46
RH Fund 1, L.P.			2/21/2003	46,110	$15.46
RH Fund 1, L.P.	(T	)	2/21/2003	106,069	$15.46
RH Fund 2, L.P.			2/21/2003	172,335	$15.46
RH Fund 2, L.P.	(T	)	2/21/2003	396,429	$15.46
Relational Investors III, L.P.			2/21/2003	5,710	$15.46
Relational Investors III, L.P.	(T	)	2/21/2003	13,134	$15.46
Relational Investors LLC			2/21/2003	36,099	$15.48
Relational Investors LLC	(T	)	2/21/2003	83,038	$15.48
Relational Investors, L.P.			2/24/2003	294,412	$16.27
Relational Investors, L.P.	(T	)	2/24/2003	236	$16.27
Relational Partners, L.P.			2/24/2003	11,676	$16.27
Relational Partners, L.P.	(T	)	2/24/2003	9	$16.27
Relational Fund Partners, L.P.			2/24/2003	5,172	$16.27
Relational Fund Partners, L.P.	(T	)	2/24/2003	4	$16.27
Relational Coast Partners, L.P.			2/24/2003	9,020	$16.27
Relational Coast Partners, L.P.	(T	)	2/24/2003	7	$16.27
RH Fund 1, L.P.			2/24/2003	76,028	$16.27
RH Fund 1, L.P.	(T	)	2/24/2003	61	$16.27
RH Fund 2, L.P.			2/24/2003	284,154	$16.27
RH Fund 2, L.P.	(T	)	2/24/2003	228	$16.27
Relational Investors III, L.P.			2/24/2003	9,414	$16.27
Relational Investors III, L.P.	(T	)	2/24/2003	8	$16.27
Relational Investors LLC			2/24/2003	59,523	$16.28
Relational Investors LLC	(T	)	2/24/2003	48	$16.28
Relational Investors, L.P.			2/25/2003	255,362	$16.36
Relational Partners, L.P.			2/25/2003	10,127	$16.36
Relational Fund Partners, L.P.			2/25/2003	4,486	$16.36
Relational Coast Partners, L.P.			2/25/2003	7,824	$16.36
RH Fund 1, L.P.			2/25/2003	65,944	$16.36

	Denotes		Date of	Number of	Price per Share
Beneficial Ownership	Third Party		Transaction	Shares	(including comm.)
RH Fund 2, L.P.			2/25/2003	246,465	$16.36
Relational Investors III, L.P.			2/25/2003	8,165	$16.36
Relational Investors LLC			2/25/2003	51,627	$16.37
Relational Investors, L.P.			2/26/2003	313,349	$16.38
Relational Investors, L.P.	(T	)	2/26/2003	943	$16.38
Relational Partners, L.P.			2/26/2003	12,428	$16.38
Relational Partners, L.P.	(T	)	2/26/2003	37	$16.38
Relational Fund Partners, L.P.			2/26/2003	5,505	$16.38
Relational Fund Partners, L.P.	(T	)	2/26/2003	17	$16.38
Relational Coast Partners, L.P.			2/26/2003	9,601	$16.38
Relational Coast Partners, L.P.	(T	)	2/26/2003	29	$16.38
RH Fund 1, L.P.			2/26/2003	80,919	$16.38
RH Fund 1, L.P.	(T	)	2/26/2003	243	$16.38
RH Fund 2, L.P.			2/26/2003	302,431	$16.38
RH Fund 2, L.P.	(T	)	2/26/2003	910	$16.38
Relational Investors III, L.P.			2/26/2003	10,020	$16.38
Relational Investors III, L.P.	(T	)	2/26/2003	30	$16.38
Relational Investors LLC			2/26/2003	63,347	$16.39
Relational Investors LLC	(T	)	2/26/2003	191	$16.39
Relational Investors, L.P.			2/27/2003	104,502	$16.50
Relational Partners, L.P.			2/27/2003	4,145	$16.50
Relational Fund Partners, L.P.			2/27/2003	1,836	$16.50
Relational Coast Partners, L.P.			2/27/2003	3,202	$16.50
RH Fund 1, L.P.			2/27/2003	26,987	$16.50
RH Fund 2, L.P.			2/27/2003	100,861	$16.50
Relational Investors III, L.P.			2/27/2003	3,342	$16.50
Relational Investors LLC			2/27/2003	21,125	$16.51

Exhibit 2

CUSTOMER AGREEMENT

In consideration of the CREDIT SUISSE FIRST BOSTON CORPORATION (“CSFBC”) opening and maintaining for the undersigned customer (“Customer”), pursuant to the terms and conditions of this Agreement, one or more Margin and/or Cash accounts (each such account, a “Customer Account”) for the purpose of effecting certain transactions, including but not limited to the purchase and sale of securities, instruments, commodities and all derivatives provided thereon or other property (“Transactions”), Customer hereby represents and agrees as follows:

1.     Applicable Rules and Regulations; Other Agreements.

This Agreement and all Transactions executed in connection herewith hereby incorporate and shall be subject to the constitution, by-laws, rules, regulations, customs, usages, rulings and interpretations, as amended, of the exchange or market (and its clearinghouse, if any) where the Transactions are executed by CSFBC or its agents and of the National Association of Securities Dealers, Inc., the Securities and Exchange Commission and the Board of Governors of the Federal Reserve System, in all cases where applicable. Provisions contained in and remedies provided by this Agreement which are additional to or more or less expansive than any provisions contained in or remedies provided by any other agreement with Customer (including, without limitation, provisions or remedies that cover the same subject matter) shall not be deemed to be in conflict with each other, and all such provisions and remedies shall be applicable and available.

2.     Payment of Indebtedness.

Immediately upon written or oral demand by CSFBC, or upon settlement date when applicable, Customer shall pay to CSFBC in immediately available U. S. funds any principal balance of, accrued but unpaid interest on, and any other obligation owing in respect of, any Customer Account, including, without limitation, (i) all brokerage charges, commissions and service fees at CSFBC’s customary rates or such rates agreed upon by Customer and CSFBC from time to time, (ii) all contract market, exchange or clearinghouse fees or other charges and losses in any Customer Account, (iii) any advances made by CSFBC to or for the benefit of Customer, (iv) any deficiency in any Customer Account, (v) any obligation of Customer to CSFBC incurred in respect of Transactions executed in connection herewith, (vi) all costs and expenses, including, without limitation, attorney’s fees and expenses, incurred in connection with the enforcement or collection by CSFBC of its rights or claims against Customer hereunder, under any Transactions or otherwise and (vii) any other obligations or indebtedness, however evidenced and whether now existing or hereafter arising, of Customer to CSFBC and any of its affiliates, including, without limitation, Credit Suisse First Boston (Europe) Limited (collectively, the “CSFBC Party” or “CSFBC Parties”) (all the foregoing collectively, “Obligations”). CSFBC shall have the right to accelerate the time fixed by it in any demand made of Customer.

3.     Lien.

A.     To secure the payment and performance by Customer of all Obligations to the CSFBC Parties, Customer hereby grants to the CSFBC Parties a security interest in all securities, instruments, credit balances, commodities, and other property, and all proceeds of any of the foregoing now or hereafter held or carried by the CSFBC Parties in a Customer Account or otherwise (collectively, the “Collateral”). CSFBC may require Customer to deposit additional Collateral in accordance with the rules and regulations of the Board of Governors of the Federal Reserve System, the New York Stock Exchange, Inc. or any other securities regulatory or self-regulatory body to whose jurisdiction it is subject. CSFBC may also, but shall have no obligation to do so, require Customer to deposit such additional Collateral as CSFBC, in its sole discretion, determines is necessary as security for Customer’s Obligations to it. Without notice to Customer, CSFBC Parties may lend, pledge, repledge, hypothecate, or rehypothecate on any terms any Collateral (other than fully paid or excess margin securities and Customer segregated funds and securities regulated by the Commodity Futures Trading Commission) held in a Customer Account or otherwise, separately or in common with other securities or commodities or any other property, and without retaining in the CSFBC Parties’ possession or control a like amount of similar securities or other property for delivery. Customer hereby irrevocably constitutes and appoints the CSFBC Parties its true and lawful agent and attorney-in-fact, with full power to act in the name of Customer and on its behalf, with respect to the execution of all instruments and the taking of all action necessary or desirable to effectuate the rights and remedies provided hereunder and by applicable law to the CSFBC Parties.

B.     Without limiting the foregoing above, whenever the Customer does not, on or before the settlement date, pay in full for any security purchased for the account of the Customer, or deliver any security sold for such account, CSFBC is authorized (subject to the provisions of any applicable statute, rule or regulation), until payment or delivery is made in full, to pledge, repledge, hypothecate or rehypothecate, on any terms, without notice, any or all securities which CSFBC may hold for the Customer (either individually or jointly with others), separately or in common with other securities or commodities or any other property, for the sum then due, or for a greater or lesser sum and without retaining in CSFBC’s possession and control for delivery a like amount of similar securities or other property.

C.     All Collateral shall be subject to a general lien and a continuing first priority perfected security interest for the discharge of all Obligations of the undersigned to CSFBC Parties, irrespective of whether or not CSFBC parties have made advances in connection with such Collateral, the number of accounts the undersigned has with CSFBC Parties or which particular CSFBC Party holds such Collateral. The undersigned and CSFBC each acknowledge and agree that each CSFBC Party which holds Collateral does so both for itself and also as an agent and bailee for all other CSFBC Parties which may be secured parties under any Contract. The undersigned and CSFBC agree that all Collateral held in or credited to any account will be treated as financial assets under Article 8 of the Uniform Commercial Code as in effect in the State of New York (the “UCC”) and that any account maintained by the undersigned with any CSFBC Party shall be a securities account under Article 8 of the UCC. CSFBC may at any time at its discretion and without prior notice to the undersigned use, apply or transfer any and all Collateral interchangeably between CSFBC Parties and between any accounts in which the undersigned has an interest. In the event of a breach or default by the undersigned, CSFBC shall have in addition to the rights and remedies provided in this Agreement, all rights and remedies available to a secured creditor under the UCC and any other applicable law. All Collateral delivered to CSFBC shall be free and clear of all prior liens, claims and encumbrances and the undersigned will not cause or allow any of the Collateral to be subject to any liens, security interests, mortgages or encumbrances of any nature other than the security interest created in CSFBC’s favor. Furthermore, Collateral consisting of securities shall be delivered in good deliverable form (or CSFBC shall have the unrestricted power to place such securities in good deliverable form) in accordance with the requirements of the primary market for these securities. The undersigned shall execute such documents and take such other action as CSFBC shall reasonably request in order to perfect its rights with respect to any such Collateral. In addition, the undersigned appoints CSFBC as the undersigned’s attorney-in-fact to act on the undersigned’s behalf to sign, seal, execute and deliver all documents, and do all such acts as may be required, to realize upon any of CSFBC Parties’ rights in the Collateral.

4.     Margin Accounts.

A.     Upon written or oral demand by CSFBC from time to time in its sole discretion, Customer shall transfer immediately to CSFBC such funds, securities, commodities or other property so demanded by CSFBC in its sole discretion, as margin to secure Customer’s payment or performance in connection with Transactions executed by CSFBC on Customer’s behalf.

B.     Any outstanding debit balance(s) in the Customer Account(s) shall accrue interest, in accordance with CSFBC’s Credit Policy or amendments thereto. Any such interest unpaid at the end of a charge period (such period being determined by CSFBC from time to time in its sole discretion) will be added automatically to the opening balance in such Customer Account(s) for the next charge period.

C.     Until written notice of revocation from Customer is received, CSFBC is hereby authorized to lend to itself (whether as broker or otherwise) or to others, any securities held by Customer on margin for the account of or under the control of Customer.

5.     Customer Representations.

Customer represents and warrants that (i) it has the requisite power and is duly authorized to execute and deliver this Agreement, to enter into the Transactions contemplated hereunder and to perform its obligations hereunder and thereunder and has taken all necessary actions to authorize such execution, delivery and performance, (ii) it will enter into such Transactions as principal (or, if agreed in writing in advance of the execution of any Transactions on its behalf by CSFBC, as agent for a disclosed principal), (iii) the person signing this Agreement on its behalf is duly authorized to do so on its behalf (and on behalf of any such disclosed principal), (iv) it has obtained all authorizations of any governmental body required in connection with this Agreement and any Transactions contemplated hereunder and such authorizations are in full force and effect, (v) the execution, delivery and performance of this Agreement and any Transactions contemplated hereunder will not violate any law, ordinance, charter, by-law or rule applicable to it or any agreement by which it is bound or by which any of its assets are affected, (vi) the securities, instruments, credit balances, commodities, and other property in Customer Accounts are not subject to any liens, encumbrances, or any security interest, other than the security interest in favor of any CSFBC Parties as provided in Paragraph 3 hereof and (vii) if Customer is an individual, no one except Customer has an interest in the Customer Account and the Customer is not an employee of any Exchange or of a member firm of any Exchange or the NASD, or of a bank, trust company or insurance company unless Customer has notified CSFBC to that effect, and Customer will promptly notify CSFBC if Customer becomes so employed. Upon the execution of any Transactions by CSFBC on Customer’s behalf, Customer shall be deemed to repeat all the foregoing representations made by it.

6.     Representations and Covenants Relating to Transactions.

Pursuant to the rules promulgated by the Securities and Exchange Commission under Section 10(a) of the Securities Exchange Act of 1934, Customer hereby undertakes and agrees to designate all sell orders as either “long” or “short”, unless the security to be delivered after sale is carried in the account for which the sale is to be effected, and that the designation by Customer of an order as a “long” sell order shall be a certification by Customer that the security ordered to be sold is owned by the Customer and that either (i) such security has been forwarded to such account or (ii) it is then impracticable to deliver such security to such account, but that the Customer will deliver such security to such account as soon as possible without undue inconvenience or expense. If there is carried in the account for which the sale is to be effected a security which can be delivered in satisfaction of the sale, CSFBC is authorized and directed to deliver such security from such account.

7.     Events of Default.

The following shall each constitute an “Event of Default”: (i) Customer fails to make any payment as and when required in Paragraph 2 hereof, (ii) Customer fails to provide margin to CSFBC as and when required in Paragraph 4 hereof or to perform any other Obligations as and when required, (iii) any representation or warranty made by Customer shall have been incorrect or untrue in any material respect when made or repeated or deemed to have been made or repeated, (iv) Customer states that it will not perform any of the Obligations under this Agreement, (v) Customer or any of its affiliates default in the performance of any obligation to any of the CSFBC Parties under any agreement now or hereafter entered into, (vi) Customer defaults in the payment of any indebtedness for borrowed money, or any guaranty of such indebtedness, upon the maturity (including any accelerated maturity) thereof, (vii) Customer applies for, consents to or is the subject of an application or petition for the appointment of or the taking of possession by a receiver, custodian, trustee, liquidator or similar person of itself or of all or a substantial part of its property, admits in writing its inability, or becomes unable, to pay its debts generally as such debts become due, makes a general assignment for the benefit of its creditors, files or is the subject of the filing or entry of a petition or order for relief under Title 11 of the

U.S. Code or any similar law of any jurisdiction regarding reorganization, liquidation, dissolution, insolvency, or relief of debtors or of an application for a protective decree under the Securities Investor Protection Act of 1970, (viii) CSFBC believes that it may be unable to apply without delay property that it is holding or expects to receive from Customer against any Obligations to CSFBC under this Agreement or in connection with any transactions executed by CSFBC on Customer’s behalf, or (ix) if Customer is an individual, Customer dies or is judicially declared incompetent.

8.     Remedies.

Upon the occurrence of any Event of Default, any of the CSFBC Parties may, in its sole discretion and without notice to Customer, (i) cancel or otherwise liquidate any Customer Account and any Transactions executed by such CSFBC Parties on Customer’s behalf, (ii) set off any obligation owing by such CSFBC Parties to Customer and any of its affiliates against any obligation of Customer and any of its affiliates to each of the CSFBC Parties, or against any Collateral, (iii) satisfy any obligation of Customer to such CSFBC Parties from any Collateral (iv) sell, or be deemed to have sold, any securities, instruments, commodities or other property in any Customer Account and (v) purchase, or be deemed to have purchased, any securities, instruments, commodities or other property, in which Customer has a short position.

All purchases or sales pursuant to this Paragraph 8 may be effected in public or private purchases or sales in which such (or any other) CSFBC Party may be the purchaser or seller, in each case as such CSFBC Party may deem appropriate in its sole discretion and at such price or prices as such CSFBC Party may deem satisfactory in its sole discretion. Any grace or notice period required by agreement or custom prior to exercise of such remedies may be shortened or eliminated by any such CSFBC Party if such CSFBC Party determines, in its sole discretion, that it is reasonable to do so under the circumstances. Customer shall be liable to any such CSFBC Party for all costs and expenses, including attorney’s fees and expenses, incurred in connection with the enforcement or collection by such CSFBC Party of its rights or claims against Customer hereunder or under any Transactions.

9.     Completion of Customer Transaction.

If Customer is required, and fails, on a settlement date to make delivery of any securities, instruments, commodities or other property in connection with Transactions executed by CSFBC on Customer’s behalf, CSFBC is authorized, but not obligated, to borrow any necessary securities, instruments, commodities or other property and to complete such delivery on Customer’s behalf with such borrowed securities, instruments, commodities or other property, and Customer shall indemnify CSFBC for any and all losses suffered or expenses or liabilities incurred by or on behalf of CSFBC in connection with such failure by Customer, whether or not CSFBC borrows such securities, instruments, commodities or other property and completes such delivery on Customer’s behalf.

10.     Transfer Between Accounts.

To the extent permitted by statute or any rule or regulation of the Securities and Exchange Commission, the Commodity Futures Trading Commission or any self-regulatory organization subject to the jurisdiction of either agency, CSFBC may without notice to Customer apply or transfer any or all monies, securities, instruments, commodities or other property of Customer interchangeably between any Customer Account(s) (other than from regulated commodity accounts) to other Customer Account(s) in satisfaction of such Obligations as CSFBC may in its sole discretion determine.

11.     Inside Information.

CSFBC has procedures to prevent the misuse of material, non-public (“inside”) information and violations of the anti-fraud provisions of securities laws which restrict the flow of inside information to CSFBC sales, trading and research personnel. Solicitations, research recommendations, research analysis and other commentary, whether oral or written, by CSFBC’s sales, trading and research personnel are not made on the basis of inside information and may, therefore, be inconsistent with inside information possessed by CSFBC’s investment banking personnel or other CSFBC personnel. CSFBC shall not be liable for any losses, claims, damages, liabilities and expenses incurred by the Customer where such solicitations, research recommendations, research analysis or commentary are inconsistent with, or inaccurate in the light of, inside information possessed by other CSFBC personnel.

12.     Lottery Allocation of Callable Securities.

When CSFBC holds, on Customer’s behalf, bonds or preferred stocks in street or bearer form which are callable in part, Customer agrees to participate in an impartial lottery allocation system of the called securities in accordance with the rules of the New York Stock Exchange, Inc. Customer understands when the call is favorable, no allocation will be made to any account in which CSFBC has a financial interest unless lottery allocations are made in full to all customer positions subject to the call.

13.     Communications.

Any notice, instruction or other communication required or permitted to be delivered to CSFBC hereunder shall, unless expressly provided otherwise herein, be delivered in writing, or by telephone followed within one business day by written confirmation hereof. Such writing or written confirmation shall be deemed to have been duly given or made when delivered by hand to CSFBC or, in the case of telegraphic notice, when delivered to the telegraph company, or, in the case of telex notice, when sent, answerback received. Any such notice, instruction or other communication shall be addressed to the manager of the CSFBC department or office handling the Customer Account(s). Communications may be sent to Customer at its address given below or at such other address as Customer may hereafter give CSFBC in writing, and all communications so sent, whether by mail, telegraph, messenger or otherwise, shall be deemed given to Customer personally, whether actually received or not, and Customer agrees to waive all claims resulting from failure to receive such communication.

14.     Order and Statement Acceptance by Customer.

Any reports of CSFBC’s execution of Customer’s orders and statements of Customer Account(s) issued by CSFBC shall be deemed to have been accepted by and shall be binding upon Customer if not objected to by Customer in writing as required under applicable law, but in no event to exceed ten days after delivery thereof by CSFBC to Customer by mail or otherwise.

15.     Financial Information and Credit Investigation.

Upon written or oral demand by CSFBC, Customer shall supply to CSFBC such financial information as CSFBC determines in its sole discretion to be necessary to determine Customer’s financial condition and Customer’s ability to perform its Obligations under this Agreement or in connection with any Transactions executed by CSFBC on Customer’s behalf. Customer acknowledges that CSFBC may, from time to time and in its sole discretion, contact third persons to verify any financial information furnished to it by Customer. As part of this Agreement, Customer understands an investigation may be made pertaining to Customer’s credit standing and business conduct. If such investigation is conducted, Customer understands he has the right to make a written request within a reasonable period of time for a complete and accurate disclosure of the nature and scope of such investigation.

16.     Successors and Assigns.

This Agreement shall be binding upon the parties hereto and their successors and assigns. CSFBC may transfer any or all Customer Account(s) to any such successor or assignee. Customer shall not assign its rights or obligations hereunder without the prior written consent of CSFBC. Any such assignment by Customer without such prior written consent shall be void.

17.     Modification or Termination.

This Agreement may be terminated by either party hereto in its sole discretion upon giving written notice to the other, except that this Agreement shall, notwithstanding such notice, remain applicable to any Transactions then outstanding. No provision of this Agreement shall in any respect be waived, altered, modified or amended except in a writing duly executed on behalf of CSFBC.

18.     Extraordinary Events.

CSFBC shall not be liable for loss caused directly or indirectly by government restrictions, exchange or market rulings, suspension of trading, war, strikes, delays in the transmission of orders due to a breakdown or failure of transmission or communication facilities, or by any other cause beyond CSFBC’s control.

19.     Single Agreement.

CSFBC and Customer acknowledge that they have entered into this Agreement and will enter into Transactions in consideration of and in reliance upon the understanding that all such Transactions constitute a single business and contractual relationship and have been made in consideration of each other. Accordingly, in addition to any of the other rights and obligations set forth in this Agreement, (i) each of CSFBC and Customer agrees to perform all of its obligations in respect of each such Transaction, and agrees that a default in the performance of any such obligation shall constitute a default in respect of all such Transactions, (ii) CSFBC shall be entitled to set off claims and apply property held by it in respect of any such Transactions or otherwise against obligations owing to it or any of its affiliates in respect of any other such Transactions or otherwise and (iii) payments, deliveries and other transfers made by CSFBC in respect of any such Transactions shall be deemed to have been made in consideration of payments, deliveries and other transfers in respect of any other such Transactions, and the obligations to make any such payments, deliveries and other transfers may be applied against each other and netted by CSFBC. Customer agrees that any Event of Default hereunder shall constitute a default in all of Customer’s Obligations to the CSFBC Parties.

20.     Severability.

Each provision herein shall be treated as separate and independent from any other provision herein and shall be enforceable notwithstanding the unenforceability of any such other provision.

21.     Statement of Credit Policy.

Customer acknowledges receipt of the CSFBC Statement of Credit Policy.

22.     Governing Law.

This Agreement and its enforcement shall be governed by the laws of the State of New York (without giving effect to the conflict of law principles thereof). The parties acknowledge that this Agreement is a, “securities contract” within the meaning of the Bankruptcy Code (11 U.S.C. Section 741(7)).

23.     Arbitration Agreement.

Customer acknowledges that:

(i)	arbitration is final and binding on the parties,

(ii)	the parties are waiving their right to seek remedies in court including the right to jury trial,

(iii)	pre-arbitration discovery is generally more limited than and different from court proceedings,

(iv)	the arbitrators’ award is not required to include factual findings or legal reasoning and any party’s right to appeal or to seek modification of rulings by the arbitrators is strictly limited, and

(v)	the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

The Customer agrees, and by carrying an account for the Customer, CSFBC agrees that all controversies which may arise between us concerning any Transactions or the construction, performance, or breach of this or any other agreement between us pertaining to securities and other property, whether entered into prior, on or subsequent to the date hereof, shall be determined by arbitration. Any arbitration under this Agreement shall be conducted before the New York Stock Exchange, Inc. (“NYSE”), or the National Association of Securities Dealers, Inc. (“NASD”), or the Municipal Securities Rulemaking Board (“MSRB”) and in accordance with the rules obtaining of the selected organization. The Customer may elect in the first instance whether arbitration shall be by the NYSE, NASD or MSRB, but if the Customer fails to make such election, by registered letter or telegram addressed to CSFBC to our main office, before the expiration of ten days after receipt of a written request from CSFBC to make such election, then we may make such election. The award of the arbitrators, or of the majority of them, shall be final, and judgment upon the award rendered may be entered in any court, state or federal, having jurisdiction.

No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action, or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the Customer is excluded from the class by court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.

Before signing, Customer acknowledges having read the foregoing Agreement and the CREDIT SUISSE FIRST BOSTON CORPORATION Statement of Credit Policy, if applicable, in its entirety and hereby consents and agrees to all the terms and conditions of these documents.

BY SIGNING THIS AGREEMENT CUSTOMER AGREES THAT ANY SECURITIES HELD ON MARGIN MAY BE LOANED TO CREDIT SUISSE FIRST BOSTON CORPORATION OR LOANED OUT TO OTHERS.

BY SIGNING THIS AGREEMENT CUSTOMER ACKNOWLEDGES THAT THIS AGREEMENT CONTAINS A PREDISPUTE ARBITRATION CLAUSE AT PARAGRAPH 23 ABOVE.

CUSTOMER ACKNOWLEDGES THAT IT HAS RECEIVED A COPY OF THIS AGREEMENT.

Individual/Joint Account:

By:		Date:	By:		Date:
	(Signature)			(Signature)/Joint Account

Name:			Name:
	(Print)			(Print)

     Corporation/Partnerships:

By:		Date:
(Authorized Officer / General Partner
Name:		Name:
	(Print)		(Print

     ADDRESS FOR NOTICE:

Customer Name:

Name and Street	City	State	Zip Cod

Exhibit 3

JOINT FILING AGREEMENT

In accordance with Rule 13d-l(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.50 par value, of National Semiconductor Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement this 3rd of March, 2003.

RELATIONAL INVESTORS, L.P.
RELATIONAL FUND PARTNERS, L.P.
RELATIONAL COAST PARTNERS, L.P.
RELATIONAL PARTNERS, L.P.
RH FUND 1, L.P.
RH FUND 2, L.P.
RELATIONAL INVESTORS III, L.P.

By: Relational Investors, LLC

as general partner to each, except as the sole managing member of the general partner of Relational Investors III, L.P.

By:	/s/ Ralph V. Whitworth

Ralph V. Whitworth Principal

RELATIONAL INVESTORS, LLC

By:	/s/ Ralph V. Whitworth

Ralph V. Whitworth Principal

/s/ Ralph V. Whitworth

Ralph V. Whitworth

/s/ David H. Batchelder

David H. Batchelder

/s/ Joel L. Reed

Joel L. Reed

/s/ James J. Zehentbauer

James J. Zehentbauer

End of Filing